# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IRulya Therapeutics Inc, CIK 0001662774
CUSIP: 22053A305
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 101 College Street, Suite 210, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001816307

## Reporting persons
- SilverArc Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 880,255; sole dispositive power 0; shared dispositive power 880,255; aggregate amount beneficially owned 880,255 (7.9% of the class)
- Devesh Gandhi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 880,255; sole dispositive power 0; shared dispositive power 880,255; aggregate amount beneficially owned 880,255 (7.9% of the class)

## Item 1. Issuer
Name of issuer: IRulya Therapeutics Inc
Address of issuer's principal executive offices: 101 College Street, Suite 210, New Haven, CT 06510

## Item 2. Person Filing
Name of person filing: SilverArc Capital Management, LLC ("SilverArc") and Devesh Gandhi ("Gandhi" and together with SilverArc, the "Reporting Persons")
Address of principal business office or, if none, residence:
20 Park Plaza, Suite 620
Boston, MA 02116
Citizenship: SilverArc is a Delaware limited liability company. Gandhi is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 880,255
Percent of class: 7.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 880,255
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 880,255

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
SilverArc, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 880,255 total shares (586,836 shares of common stock and an additional 293,419 in exercisable warrants). The Warrants may not be exercised if such exercise would cause the holder, together with its affiliates, to beneficially own in excess of 9.99% of the number of shares of the Issuer's Common Stock then outstanding.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon on the Issuer's Form 8-K as filed with the Securities and Exchange Commission on October 9, 2026. Noting that there were shares of 10,841,470 Common Stock of the Issuer outstanding and assumes the exercise of the Warrants (subject to the 9.99% blocker).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SilverArc Capital Management, LLC: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (11/13/2026)
- Devesh Gandhi: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (11/13/2026)